Exhibit 99.1

FST Corp.

No. 3, Gongye 1st Rd., Minxiong Township

Chiayi County 621018, Taiwan

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders of FST Corp.:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of FST Corp. (the “Company,” “we,” “us” or “our”) to be held on Monday, December 8, 2025, at 10:00 a.m., Eastern Time. To facilitate shareholder participation and save costs, the Meeting will be held in a virtual meeting format only at www.cesonlineservices.com/kbsx25_vm. To attend the Meeting, you must pre-register at www.cesonlineservices.com/kbsx25_vm by 9:00 a.m. Eastern Time on December 7, 2025.

At the Meeting, you will be asked to consider and vote on the following proposal to approve the FST Corp. 2025 Equity Incentive Plan (the “2025 Plan Proposal”):

“The 2025 Plan Proposal – as an ordinary resolution, that the proposed FST Corp. 2025 Equity Incentive Plan be and is hereby approved and adopted by the Company.”

The item of business, including the form of the proposed FST Corp. 2025 Equity Incentive Plan, is more fully described in the proxy statement accompanying this Notice (the “Proxy Statement”).

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors of the Company.

The record date for the Meeting is October 28, 2025. Only shareholders of record at the close of business on that date may vote on the proposals being presented at the Meeting or any adjournment, postponement, rescheduling, or continuation thereof.

How You Can Vote

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record, you may vote by virtually attending the Meeting and voting during the Meeting, vote by proxy over the telephone, vote by proxy through the Internet or vote by proxy using a proxy card. Whether or not you plan to virtually attend the Meeting, we urge you to vote by proxy to ensure your vote is counted. You may still virtually attend the Meeting and vote during the Meeting even if you have already voted by proxy.

●	To vote using the proxy card, simply complete, sign and date the proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the Meeting, we will vote your shares as you direct.

●	To vote over the telephone, dial toll-free 1-888-693-8683 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number included on your Notice. Your telephone vote must be received by 11:59 p.m., Eastern Time, on December 7, 2025 to be counted.

●	To vote through the Internet, go to www.cesvote.com to complete an electronic proxy card. You will be asked to provide the company number and control number from your proxy card. Your internet vote must be received by 11:59 p.m., Eastern Time, on December 7, 2025 to be counted.

●	If you virtually attend the Meeting, you can also vote during the Meeting by visiting www.cesonlineservices.com/kbsx25_vm. Shareholders must pre-register to participate in the Meeting no later than 9:00 a.m. Eastern Time on December 7, 2025. To pre-register to participate in the Meeting, go to www.cesonlineservices.com/kbsx25_vm and enter the control number included on your proxy card or the instructions that accompanied your proxy materials. Once you have pre-registered, you will receive a confirmation email with information on how to attend and vote at the Meeting. To vote your shares online, you will need to use the “Shareholder Ballot” link located on the virtual meeting site.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other nominee, you should have received voting instructions from that organization rather than from us. Simply follow the instructions in the voting instruction form to ensure that your vote is counted. Please note that in order to attend and vote at the Meeting, you must have pre-registered for the Meeting no later than 9:00 a.m. Eastern Time on December 7, 2025 and provide a ‘‘legal proxy” from your broker or nominee. Once you have pre-registered, you will receive a confirmation e-mail with information on how to attend and vote at the Meeting. To vote virtually at the Meeting, you must obtain a valid proxy from your broker, bank or other agent and use the “Shareholder Ballot” link located on the virtual meeting site. Follow the instructions from your broker, bank or other agent, or contact your broker, bank or other agent to request a proxy form well in advance of the Meeting.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to the Company’s Chief Executive Officer before the commencement of the Meeting, by granting a new proxy bearing a later date, or by voting again via the Internet or your smartphone or tablet, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy or, if a corporate or other non-natural person, by its duly authorized representative, of two or more shareholders holding or representing, in the aggregate, not less than fifty percent (50%) of all votes attaching to ordinary shares of the Company in issue and entitled to vote at the Meeting will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present at the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present or if during the Meeting a quorum ceases to be present, the Meeting shall be dissolved and in any other case it will stand adjourned to the same day in the next week at the same time and place or to such other day, time or such other place as the directors of the Company may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the members (as defined in the Companies Act (As Revised) of the Cayman Islands) constituting a majority of the outstanding share capital of the Company (calculated on an as-converted basis) will constitute a quorum and may transact the business for which the Meeting was called, provided that such present members shall only discuss and/or approve the matters as described in the meeting notice delivered in accordance with the articles of association of the Company.

Abstentions will be counted towards the quorum. Broker non-votes occur for a particular proposal when brokers that hold their customers’ shares in street name sign and submit proxies for such shares (in which case they are considered present for purposes of determining presence of a quorum at a meeting) but do not have the discretionary authority to vote on such particular proposal. This occurs when brokers have not received any voting instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters. The 2025 Plan Proposal is a non-routine matter; therefore, brokers holding shares in street name cannot vote or submit proxies for their customers’ shares without receiving voting instructions from the beneficial owners. Accordingly, it is important that you vote your shares, either by proxy or virtually at the Meeting.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the 2025 Plan Proposal

Your vote is very important, regardless of the number of ordinary shares that you own. Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and entitled to vote and voting on the matter, is required to approve the 2025 Plan Proposal.

In tabulating the voting results for the proposal, shares that constitute abstentions are not considered votes cast on the proposal, and will have no effect on the vote. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for the proposal.

Recommendation of the Board of Directors:

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE “FOR” THE 2025 PLAN PROPOSAL.

Detailed voting instructions are provided both in the Proxy Statement and the accompanying proxy card that have been furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K on November 12, 2025 and are available for viewing via the SEC’s website at www.sec.gov.

If you have any questions or need assistance with voting at the Meeting, please contact our proxy solicitor:

MacKenzie Partners

Toll-Free:1-800-322-2885

Via Email: proxy@mackenziepartners.com

On behalf of the Board of Directors of the Company, I thank you for your support and appreciate your consideration of these matters.

Sincerely,

/s/ David Chuang
David Chuang
Chairman of the Board of Directors

November 12, 2025

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